EXHIBIT 12.2
SAN DIEGO GAS & ELECTRIC COMPANY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

						September 30,
	2010	2011	2012	2013	2014	2015
Fixed charges and preferred stock dividends:
Interest	$153	$193	$220	$231	$238	$182
Interest portion of annual rentals	1	1	1	1	1	1
Total fixed charges	154	194	221	232	239	183
Preferred stock dividends (1)	7	7	7	5	-	-
Combined fixed charges and preferred stock dividends for purpose of ratio	$161	$201	$228	$237	$239	$183
Earnings:
Pretax income from continuing operations	$531	$692	$705	$626	$797	$680
Add: Total fixed charges (from above)	154	194	221	232	239	183
Less: Interest capitalized	1	1	-	-	1	-
Total earnings for purpose of ratio	$684	$885	$926	$858	$1,035	$863
Ratio of earnings to combined fixed charges and preferred stock dividends	4.25	4.40	4.06	3.62	4.33	4.72
Ratio of earnings to fixed charges	4.44	4.56	4.19	3.70	4.33	4.72

(1)	In computing this ratio, “Preferred stock dividends” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.